EXHIBIT 34.5

■ Ernst & Young LLP 5 Times Square New York, New York 10036-6530	■ Phone: (212) 773-3000 www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors

The Bank of New York

We have examined management’s assertion, included in the accompanying Management’s Assertion on Compliance with Regulation AB Criteria, that The Bank of New York (the “Company”) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for the asset-backed securities transactions that are backed by the same asset type backing the asset-backed securities of the Crusade Global Trust No. 2 of 2006 (including the Crusade Global Trust No. 2 of 2006 asset-backed securities transaction), that were completed on or after January 1, 2006 by Crusade Management Limited as depositor and that were registered with the SEC pursuant to the Securities Act of 1933 (the “Platform”) as of September 30, 2006 and for the period from September 21, 2006 (the date of issuance of the Crusade Global Trust No. 2 of 2006 transaction subject to the requirements of Regulation AB) through September 30, 2006, except for criteria 1122(d)(1)(i)-(iv), 1122(d)(2)(i), 1122(d)(2)(iii)-(vii), 1122(d)(3)(i), 1122(d)(3)(iii)-(iv) and 1122(d)(4)(i)-(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included selection of a sample of transactions and compliance activities related to the Platform during the examination period, and determining whether the Company processed those transactions and performed those activities in compliance with the servicing criteria, as applicable. Our testing of selected transactions and compliance activities was limited to calculations, reports, and activities performed by the Company during the period covered by this report, as applicable. Our procedures did not include determining whether errors may have occurred prior to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assertion that the Company complied with the aforementioned servicing criteria as of September 30, 2006 and for the period from September 21, 2006 through September 30, 2006 for the Platform is fairly stated, in all material respects.

     /s/  Ernst & Young LLP

December 5, 2006